SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

WAG! Group Co.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

93042P109

(CUSIP Number)

August 9, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 93042P109

1.	Names of Reporting Persons Freestyle Capital Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,581,664 shares (1)
	6.	Shared Voting Power 0 shares
	7.	Sole Dispositive Power 1,581,664 shares (1)
	8.	Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,581,664 shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 4.3% (2)
12.	Type of Reporting Person (see instructions) PN

(1)

Consists of 1,581,664 shares of Common Stock held directly by Freestyle Capital Fund II, L.P. Freestyle Capital GP II, LLC is the general partner of Freestyle Capital Fund II, L.P. David Samuel is the Managing Director of Freestyle Capital GP II, LLC and therefore possesses voting and investment power over the shares held by Freestyle Capital Fund II, L.P.

(2)	Based on 36,782,888 shares of Common Stock outstanding on November 9, 2022 as set forth in the Issuer’s Quarterly Report on Form 10-Q as filed with the SEC on November 10, 2022.

CUSIP No. 93042P109

1.	Names of Reporting Persons Freestyle Capital Opportunity Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 355,383 shares (1)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 355,383 shares (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 355,383 shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 1.0% (2)
12.	Type of Reporting Person (see instructions) PN

(1)

Consists of 355,383 shares of Common Stock held directly by Freestyle Capital Opportunity Fund, L.P. Freestyle Capital Opportunity Fund GP, LLC is the general partner of Freestyle Capital Opportunity Fund, L.P. David Samuel and Jenny Lefcourt are the Managing Directors of Freestyle Capital Opportunity Fund GP, LLC and therefore share voting and investment power over the shares held by Freestyle Capital Opportunity Fund, L.P.

(2)	Based on 36,782,888 shares of Common Stock outstanding on November 9, 2022 as set forth in the Issuer’s Quarterly Report on Form 10-Q as filed with the SEC on November 10, 2022.

CUSIP No. 93042P109

1.	Names of Reporting Persons David Samuel
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,581,664 shares (1)
	6.	Shared Voting Power 355,383 shares (1)
	7.	Sole Dispositive Power 1,581,664 shares (1)
	8.	Shared Dispositive Power 355,383 shares (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,937,047 shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 5.3% (2)
12.	Type of Reporting Person (see instructions) IN

(1)

Consists of (i) 1,581,664 shares of Common Stock held directly by Freestyle Capital Fund II, L.P. and (ii) 355,383 shares of Common Stock held directly by Freestyle Capital Opportunity Fund, L.P. Freestyle Capital GP II, LLC is the general partner of Freestyle Capital Fund II, L.P. and Freestyle Capital Opportunity Fund GP, LLC is the general partner of Freestyle Capital Opportunity Fund, L.P. David Samuel is the Managing Director of Freestyle Capital GP II, LLC and a Managing Director of Freestyle Capital Opportunity Fund GP, LLC and therefore possesses sole voting and investment power over the shares held by Freestyle Capital Fund II, L.P. and shares voting and investment power over the shares held by Freestyle Capital Opportunity Fund, L.P.

(2)	Based on 36,782,888 shares of Common Stock outstanding on November 9, 2022 as set forth in the Issuer’s Quarterly Report on Form 10-Q as filed with the SEC on November 10, 2022.

Item 1(a).	Name of Issuer: WAG! Group Co.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 55 Francisco Street, Suite 360, San Francisco, CA

Item 2(a).	Name of Person Filing: The entities and persons filing this statement (collectively, the “Reporting Persons”) are: Freestyle Capital Fund II, L.P. Freestyle Capital Opportunity Fund, L.P. David Samuel

Item 2(b).

Address of Principal Business Office or, if none, Residence:

The address and principal business office of the Reporting Persons is:

c/o Freestyle Capital

454 Las Gallinas Ave PMB 2035

San Rafael, CA 94903

Item 2(c).	Citizenship:

	Entities:	Freestyle Capital Fund II, L.P. Freestyle Capital Opportunity Fund, L.P.	- Delaware, U.S.A. - Delaware, U.S.A.

	Individuals:	David Samuel	- United States Citizen

Item 2(d).	Title of Class of Securities: Common Stock

Item 2(e).	CUSIP Number: 93042P109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ ¨Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ ¨Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ ¨Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

(d)	☐ ¨Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ ¨An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ ¨An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ ¨A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ ¨A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ ¨A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ ¨A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐ ¨Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount Beneficially Owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Each member of the group is identified on Exhibit A to this Schedule 13G.

Item 9.	Notice of Dissolution of a Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2023	FREESTYLE CAPITAL FUND II, L.P.
	By:	Freestyle Capital GP II, LLC, its General Partner

	By:	/s/ David Samuel
David Samuel, Managing Director

Date: February 14, 2023	FREESTYLE CAPITAL OPPORTUNITY FUND, L.P.
	By:	Freestyle Capital Opportunity Fund GP, LLC, its General Partner

	By:	/s/ David Samuel
David Samuel, Managing Director

Date: February 14, 2023	By:	/s/ David Samuel
David Samuel

Exhibit Index

Exhibit A	-	Agreement regarding filing of joint Schedule 13G.